EXHIBIT 99.21

BENEFICIAL OWNERSHIP BY DIRECTORS AND OFFICERS

Name	Number of Shares
Peter Clarke	436
Paul Gardner	67
Neil D. Duncan	100
Christine N. McLean	780
Michael G. Wacek	24,900